EXHIBIT A

SCHEDULE OF TRANSACTIONS

Date of Transaction	Number of Shares Acquired (Sold)	Approximate Price Per Share
March 3, 2015	(7,200)	$28.32
March 4, 2015	(305)	$28.30
March 5, 2015	(16,111)	$27.16
March 6, 2015	(1,384)	$26.26
March 25, 2015	(16)	$32.54
March 26, 2015	(25,496)	$32.55

Page 1 of 1 Page